

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

By U.S. Mail and Facsimile to: (011) 34-91-537-6766

Javier Malagon Navas
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana, 81
28046 Madrid Spain

> **RE:** **Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-10110**

Dear Mr. Navas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief